SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 08 March, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Annual Report and Form 20-F 2023 & Notice of AGM dated 08 March 2024

Exhibit 1.1

08 March 2024

BP P.L.C. ANNUAL FINANCIAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING ('AGM' OR 'MEETING')

BP p.l.c. ('the Company')

The Company announces that the following documents have today been published:

1.
bp Annual Report and Form 20-F 2023 ('Annual Report');
2.
Notice of the Company's 2024 AGM ('Notice of Meeting');
3.
Form of Proxy for the Company's 2024 AGM ('Form of Proxy'); and
4.
Notification Card for the Company's 2024 AGM ('Notification Card').

The publication of the Annual Report follows the release on 6 February 2024 of the Company's unaudited Fourth Quarter and Full Year 2023 results announcement. In compliance with 9.6.1 and 9.6.3 of the Listing Rules and 6.3.5 of the Disclosure Guidance and Transparency Rules, a copy of the Annual Report is being submitted to the National Storage Mechanism, in addition to regulated information in full unedited text. The Annual Report is also publicly available via a direct link at www.bp.com/annualreport.

The Annual Report will be submitted to the German Company Register at www.unternehmensregister.de. The Annual Report on Form 20-F will also be submitted to the U.S Securities and Exchange Commission and will be available at www.sec.gov/edgar.

The Notice of Meeting, Form of Proxy and Notification Card are being submitted to the National Storage Mechanism and, together with the Annual Report, will be available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism.

Printed copies of the Annual Report and Notice of Meeting may be requested free of charge from www.bp.com/papercopies.

The Notice of Meeting is also available on the Company's website at www.bp.com/notice.

The Company's 2024 AGM will be held at bp International Centre for Business and Technology (bp ICBT), Chertsey Road, Sunbury-on-Thames, TW16 7LN, United Kingdom, starting at 11am BST on Thursday, 25 April 2024.

Please refer to the important information in the Notice of Meeting in relation to participation in the AGM this year.

Shareholders should be aware that arrangements for the AGM may change at short notice. We will give notice of any changes to our arrangements as early as possible before the date of the meeting via our website at www.bp.com/agm or via a regulatory information service announcement.

The result of the AGM will be announced through a regulatory information service announcement and will be published on our website at www.bp.com/agm as soon as practicable following the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 March 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary